Mail Stop 3561

April 19, 2006

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE: Cancer Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119915**
> **Amendment Filed: April 12, 2006**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Results of Operations – Revenues, page 10

1. We note your revisions in response to our prior comment 2 of our letter dated April 10, 2006, specifically, that you generated $1,350 of revenue from the treatment of one patient using T-Cell therapy. In this regard, you disclose that T-cell therapy is available to patients on an "experimental basis." Please provide a materially complete explanation of how it is that you are able to provide T-cell treatment on an "experimental basis" and charge patients for these services without approval from the US Food and Drug Administration. Also, is the FDA aware that you have charged fees for providing this service in the past? Finally, reconcile your disclosure with that contained on page 13 where you indicate that you do not commercialize or market T-cell therapy. We may have further comment after reviewing your response.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
        801-816-2599 (facsimile)